EXHIBIT 99.1

Fredrik Brunell new CFO of Volvo Aero

GOTEBORG, Sweden, Oct. 17, 2005 (PRIMEZONE) -- Fredrik Brunell, Investor Relations Manager at Volvo, has been appointed new Chief Financial Officer of Volvo Aero. The new Investor Relations Manager will be Christer Johansson. Both will assume their new positions on December 1.

Fredrik Brunell has been Investor Relations Manager at Volvo since 2001, and has previously worked, among other duties, with strategy matters at Volvo Aero. In his new role at Volvo Aero, he will be part of the management team and report to Volvo Aero's President, Fred Bodin.

The new Investor Relations Manager will be Christer Johansson, who has worked under Fredrik Brunell since December 2001. Christer has also previously worked with strategy and financial matters at Volvo Constriction Equipment.

October 17, 2005

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: Volvo Group
         Marten Wikforss
         Tel. +46 31-66 11 27 or +46 705-59 11 49